Filed Pursuant to Rule 424(b)(2)
Registration Statement Nos. 333-172554 and 333-172554-01
The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED JANUARY 4, 2012
PRICING SUPPLEMENT NO. 2012—MTNDG0172 DATED JANUARY     , 2012
(TO PROSPECTUS SUPPLEMENT DATED MAY 12, 2011 AND PROSPECTUS DATED MAY 12, 2011)
MEDIUM-TERM NOTES, SERIES D
CITIGROUP FUNDING INC.
Buffer Notes Based on the Value of the S&P 500® Index due July     , 2013
$1,000 per Note
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.
¾	The notes will mature on July , 2013 (expected to be July 30, 2013). We will not make any payments on the notes prior to maturity.
¾
The notes will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The stated principal amount is $1,000 per note.  The issue price is $1,000 per note for brokerage accounts and $987.50 for fee-based advisory accounts.

¾
Your payment at maturity will be based on the percentage change in the closing value of S&P 500® Index (which we refer to as the “underlying index”) from the date on which the notes are priced for initial sale to the public (which we refer to as the “pricing date”) to July   , 2013 (expected to be July 25, 2013), subject to postponement for non-index business days and market disruption events (which we refer to as the “valuation date”), and will equal, for each note you then hold:

¾
If the closing value of the underlying index on the valuation date (which we refer to as the “ending index value”) is greater than the closing value of the underlying index on the pricing date (which we refer to as the “starting index value”), the $1,000 stated principal amount plus the product of (i) $1,000, (ii) the percentage change in the closing value of the underlying index from the pricing date to the valuation date (which we refer to as the “index return percentage”) and (iii) the upside participation rate of 125%.  However, in no event will the payment at maturity exceed the maximum payment at maturity of $1,220 to $1,270 per note (122% to 127% of the stated principal amount; to be determined on the pricing date).

¾
If the ending index value is less than or equal to the starting index value but has decreased from the starting index value by an amount less than or equal to the buffer amount of 10%, the $1,000 stated principal amount.

¾
If the ending index value is less than the starting index value and has decreased from the starting index value by an amount greater than the buffer amount of 10%, the product of (i) $1,000 and (ii)(a) the ending index value divided by the starting index value plus (b) the buffer amount of 10%.  Thus, if the ending index value is less than 90% of the starting index value (regardless of the closing value of the underlying index at any other time during the term of the notes), your payment at maturity will be less than the $1,000 stated principal amount per note.

¾	At maturity you could receive an amount per note that is up to 90% less than the stated principal amount of the notes.
¾
Investing in the notes is not equivalent to investing directly in the underlying index or the stocks that constitute the underlying index, and you will not be entitled to receive any dividends paid with respect to the stocks that constitute the underlying index.

¾	The notes will not be listed on any exchange.
Investing in the notes involves a number of risks.  See “Risk Factors Relating to the Notes” beginning on page PS-7.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc.  Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company.  The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding Inc. and, as a result of the guarantee, any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.  All payments on the notes are subject to the credit risk of Citigroup Inc.  The return of the stated principal amount of the notes at maturity is not guaranteed.
The notes are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.
	Per Note		Total
Public Offering Price	$1,000.00	(1)	$
Underwriting Fee	$15.00	(1)(2)	$
Proceeds to Citigroup Funding Inc.	$985.00		$
(1) The public offering price for investors purchasing the notes in fee-based advisory accounts will be $987.50 per note.
(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $15 for each $1,000 note sold in this offering to brokerage accounts.  Citigroup Global Markets Inc. will pay selected dealers not affiliated with Citigroup Global Markets Inc. a selling concession of $15 for each $1,000 note they sell to brokerage accounts.  The underwriting fee will be $2.50 for each $1,000 note sold in this offering to fee-based advisory accounts, and dealers selling to investors purchasing the notes in fee-based advisory accounts will receive a selling concession of $2.50 per $1,000 note.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about January        , 2012.
Investment Products	Not FDIC insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION—Q&A
What Are the Notes?

The Buffer Notes Based on the Value of the S&P 500® Index due July     , 2013, or the notes, are investments linked to the performance of the S&P 500® Index (which we refer to as the “underlying index”) that offer a potential return at maturity based on an enhanced upside participation in any increase in the closing value of the underlying index from the pricing date to the valuation date, subject to the maximum payment at maturity, while also providing protection against a decline of 10% or less in the closing value of the underlying index from the pricing date to the valuation date and a limited buffer against a decline of more than 10% in the closing value of the underlying index from the pricing date to the valuation date (in each case, as measured solely on those two dates).  The notes do not pay periodic interest or dividends.  The return on the notes, if any, will be based upon the closing value of the underlying index on the valuation date.  At maturity, you could receive an amount that is up to 90% less than the $1,000 stated principal amount per note.

At maturity you will receive for each note you hold a maturity payment, which may be greater than, equal to or less than the stated principal amount of the notes, based on the percentage change in the closing value of the underlying index from the pricing date to the valuation date.  We refer to the percentage change in the closing value of the underlying index from the pricing date to the valuation date as the “index return percentage.”  We refer to the closing value of the underlying index on the pricing date as the “starting index value,” which is      .  We refer to the closing value of the underlying index on the valuation date as the “ending index value.”

•
If the ending index value is greater than the starting index value, your payment at maturity per note will equal the $1,000 stated principal amount plus the product of (i) $1,000, (ii) the index return percentage and (iii) the upside participation rate of 125%.  However, in no event will the payment at maturity exceed the maximum payment at maturity of $1,220 to $1,270 per note (122% to 127% of the stated principal amount; to be determined on the pricing date).

•
If the ending index value is less than or equal to the starting index value but has decreased from the starting index value by an amount less than or equal to the buffer amount of 10%, your payment at maturity per note will equal the $1,000 stated principal amount.

•
If the ending index value is less than the starting index value and has decreased from the starting index value by an amount greater than the buffer amount of 10%, your payment at maturity per note will equal the product of (i) $1,000 and (ii)(a) the ending index value divided by the starting index value plus (b) the buffer amount of 10%.  Thus, if the ending index value is less than 90% of the starting index value (regardless of the closing value of the underlying index at any other time during the term of the notes), your payment at maturity will be less than the $1,000 stated principal amount per note, and possibly as low as $100 per note.

The notes will mature on July     , 2013 (expected to be July 30, 2013) and do not provide for earlier redemption by you or by us.  The valuation date will be July    , 2013 (expected to be July 25, 2013), subject to postponement for non-index business days and market disruption events.  The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the stated principal amount of your investment at maturity is not guaranteed.  All payments on the notes are subject to the credit risk of Citigroup Inc.  Each note represents a stated principal amount of $1,000.

You may transfer the notes only in units of $1,000 and integral multiples of $1,000.  You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances.  Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee.  Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors.  Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC.  You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest or Dividends on the Notes?

No.  We will not make any periodic payments of interest on the notes.  In addition, you will not be entitled to receive any dividends paid with respect to the stocks that constitute the underlying index, which, as of January 3, 2012, yield an average of 2.09% per year.  If the average dividend yield remained constant for the term of the notes, this would be equivalent to

3.14% (calculated on a simple interest basis) over the approximately 18-month term of the notes.  However, it is impossible to predict whether the dividend yield over the term of the notes will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period.   You should carefully consider whether an investment that does not provide for dividends or periodic interest payments is appropriate for you.

Is There a Possibility of Loss of Principal?

Yes.  If the ending index value is less than 90% of the starting index value, your payment at maturity will be less than the $1,000 stated principal amount per note, and you may receive as little as $100 per note.  This will be true even if the closing value of the underlying index exceeds the starting index value at one or more times during the term of the notes.  Even if the ending index value is greater than the starting index value, the total yield on the notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding Inc. (guaranteed by Citigroup Inc.) of comparable maturity.  You should refer to “Risk Factors Relating to the Notes—Potential for a Lower Comparative Yield” in this pricing supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For examples of hypothetical maturity payments, see “Description of the Notes—What You Could Receive at Maturity—Hypothetical Payment at Maturity Graph” in this pricing supplement.

Who Publishes the Underlying Index and What Does It Measure?

Unless otherwise stated, all information on the underlying index provided in this pricing supplement is derived from publicly available sources. The underlying index is calculated, maintained and published by Standard & Poor’s Financial Services LLC and consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the underlying index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of January 3, 2012, the aggregate market value of the 500 companies included in the underlying index represented approximately 75% of the U.S. equities market. For further information on the underlying index, including its makeup, method of calculation and changes in its components, see “Description of the S&P 500® Index” in this pricing supplement.

An investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the underlying index.  See “—Will I Receive Interest or Dividends on the Notes?” above.

How Has the Underlying Index Performed Historically?

We have provided a table showing the high and low closing values, as well as end-of-period closing values, of the underlying index for each quarter in the period from January 3, 2007 to January 3, 2012 as well as a graph showing the daily closing values of the underlying index on each day such closing values were available from January 3, 2007 to January 3, 2012. You can find the table and the graph in the section “Description of the S&P 500® Index—Historical Data on the S&P 500® Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the underlying index in recent years. However, past performance is not indicative of how the underlying index will perform in the future.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Each holder, by purchasing the notes, agrees to treat them as prepaid forward contracts for U.S. federal income tax purposes.  There is uncertainty regarding this tax treatment, and the Internal Revenue Service (the “IRS”) or a court might not agree with it. Assuming this treatment of the notes is respected and subject to the discussion in “United States Federal Tax Considerations” in this pricing supplement, the following U.S. federal income tax consequences should result under current law:

•	A U.S. Holder should not be required to recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or exchange.

•
Upon sale, exchange or settlement of the notes at maturity, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized and the U.S. holder’s tax basis in the notes.  Such gain or loss should be long-term capital gain or loss if the investor has held the notes for more than one year.

Under current law, non-U.S. holders generally will not be subject to U.S. federal income or withholding tax with respect to amounts received on the sale, exchange or settlement of the notes.  Special rules apply to non-U.S. holders whose gain on the notes is effectively connected with the conduct of a U.S. trade or business or who are individuals present in the United States for 183 days or more in a taxable year.

In addition, in 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under  “United States Federal Tax Considerations” in this pricing supplement for more information

Will the Notes Be Listed on a Stock Exchange?

The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers.  Citigroup Funding is a wholly owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets Inc. (“Citigroup Global Markets”), is the underwriter for the offering and sale of the notes.  After the initial offering, Citigroup Global Markets and/or other of our affiliated dealers currently intend, but are not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution; Conflicts of Interest” in this pricing supplement, the accompanying prospectus supplement and prospectus.  However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Citigroup Global Markets will also act as calculation agent for the notes.  As calculation agent, Citigroup Global Markets will make determinations with respect to the notes.  You should refer to “Risk Factors Relating to the Notes—The Calculation Agent, Which Is an Affiliate of Ours, Will Make Determinations With Respect to the Notes” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the stocks that constitute the underlying index and/or in instruments, such as options, swaps or futures, related to the underlying index and/or the stocks that constitute the underlying index. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in our or our affiliates’ receipt of a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Issue Price Is Likely to Adversely Affect Secondary Market Prices” and “Risk Factors Relating to the Notes—Hedging and Trading Activity by the Calculation Agent and Its Affiliates Could Potentially Affect the Value of the Notes” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts (which we call “Plans”), will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A) (i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.  However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity.  Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities in that the notes pay no interest and your payment at maturity will be based on the percentage change in the closing value of the underlying index from the pricing date to the valuation date (as measured solely on those two dates), an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the closing value of the underlying index and other events that are difficult to predict and beyond our control.

The Notes Do Not Pay Interest, and You May Lose up to 90% of the Stated Principal Amount

The terms of the notes differ from those of ordinary debt securities in that the notes do not pay interest and provide a minimum payment at maturity of only 10% of the stated principal amount of the notes, subject to the credit risk of Citigroup Inc. If the ending index value is less than 90% of the starting index value, you will receive for each note that you hold a payment at maturity that is less than the stated principal amount by an amount proportionate to the decline in the closing value of the underlying index from the pricing date to the valuation date (as measured solely on those two dates) in excess of the buffer amount of 10%. Thus, you may lose up to 90% of the stated principal amount of each note.

The Appreciation Potential of the Notes Is Limited by the Maximum Payment at Maturity

The appreciation potential of the notes is limited by the maximum payment at maturity of $1,220 to $1,270 per note, or 122% to 127% of the stated principal amount. The actual maximum payment at maturity will be determined on the pricing date. Although the upside participation rate provides 125% exposure to any increase in the ending index value over the starting index value, because the payment at maturity will be limited to 122% to 127% of the stated principal amount for the notes, any increase in the ending index value over the starting index value by more than 17.60% to 21.60% of the starting index value will not increase the return on the notes.

Volatility of the Underlying Index

Historically, the value of the underlying index has been volatile. From January 3, 2007 to January 3, 2012, the closing value of the underlying index has been as low as 676.53 and as high as 1,565.15. The volatility of the value of the underlying index may result in your receiving at maturity an amount less than the stated principal amount of each note, and possibly as low as $100 per note, even if the underlying index has appreciated over one or more other periods during the term of the notes.

Potential for a Lower Comparative Yield

The notes do not pay any periodic interest. As a result, if the ending index value does not increase sufficiently from the starting index value, taking into account the upside participation rate, the effective yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

The Market Price of the Notes Will Be Influenced by Many Unpredictable Factors

Several factors will influence the value of the notes in the secondary market and the price at which Citigroup Global Markets may be willing to purchase or sell the notes in the secondary market, including: the value and volatility (frequency and magnitude of changes in value or price) of the underlying index and the stocks that constitute the underlying index, the dividend yield of the stocks that constitute the underlying index, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the underlying index or equities markets generally and that may affect the closing value of the underlying index, interest and yield rates in the market, time remaining until the notes mature and any actual or anticipated changes in the credit ratings or credit spreads of Citigroup Inc.  The value of the underlying index may be, and has recently been, extremely volatile, and we can give you no assurance that this volatility will lessen.  See “Description of the S&P 500®  Index—Historical Data on the S&P 500® Index” below.  You may receive less, and possibly significantly less, than the stated principal amount of the notes if you try to sell your notes prior to maturity.

The Notes Are Subject to the Credit Risk of Citigroup Inc., and Any Actual or Anticipated Changes to Its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes

Investors are dependent on the ability of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the notes, to pay all amounts due on the notes at maturity, and, therefore, investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. The notes are not guaranteed by any other entity. If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc.’s credit risk is likely to adversely affect the market value of the notes.

Investing in the Notes Is Not Equivalent to Investing in the Underlying Index or the Stocks That Constitute the Underlying Index, and You Will Not Be Entitled to Receive Any Dividends Paid With Respect to the Stocks That Constitute the Underlying Index

Investing in the notes is not equivalent to investing in the underlying index or the stocks that constitute the underlying index. Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the underlying index.  The stocks that constitute the underlying index average a dividend yield of 2.09% per year as of January 3, 2012.  If this average dividend yield were to remain constant for the term of the notes, then, assuming no reinvestment of dividends, you would be forgoing an aggregate yield of 3.14% (calculated on a simple interest basis) over the approximately 18-month term of the notes by investing in the notes instead of investing directly in the stocks that constitute the underlying index or in another investment linked to the underlying index that provides for a pass-through of dividends.  However, it is impossible to predict whether the dividend yield over the term of the notes will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period.  You should carefully consider whether an investment that does not provide for dividends or periodic interest is appropriate for you.  The payment scenarios described in this pricing supplement do not show any effect of lost dividend yield over the term of the notes.

Adjustments to the Underlying Index Could Adversely Affect the Value of the Notes

The underlying index publisher may add, delete or substitute the stocks that constitute the underlying index or make other methodological changes that could change the value of the underlying index. The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

You Will Have No Rights Against the Underlying Index Publisher

You will have no rights against the underlying index publisher, even though your payment at maturity will depend upon the closing value of the underlying index on the valuation date. The underlying index publisher is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Issue Price Is Likely to Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the issue price, since the issue price will include, and secondary market prices are likely to exclude, the cost of hedging our obligations under the notes and underwriting fees paid with respect to the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

The Notes Will Not Be Listed on Any Securities Exchange, and Secondary Trading May Be Limited

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Calculation Agent, Which Is an Affiliate of Ours, Will Make Determinations With Respect to the Notes

Citigroup Global Markets, the calculation agent, is an affiliate of ours. As calculation agent, Citigroup Global Markets will determine, among other things, the starting index value, the ending index value and the index return percentage and will calculate the amount of cash you will receive at maturity. Determinations made by Citigroup Global Markets in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the ending index value in the event of a market disruption event, or discontinuance of the underlying index, may adversely affect your payment at maturity.

Hedging and Trading Activity by the Calculation Agent and Its Affiliates Could Potentially Affect the Value of the Notes

One or more of our affiliates expect to hedge our obligations under the notes and will carry out hedging activities related to the notes (and other instruments linked to the underlying index and/or the stocks that constitute the underlying index), including trading in stocks that constitute the underlying index and/or in instruments, such as options, swaps or futures related to the underlying index and/or the stocks that constitute the underlying index. Our affiliates also trade in the stocks that constitute the underlying index and other financial instruments related to the underlying index and the stocks that constitute the underlying index on a regular basis as part of their general broker-dealer, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the starting index value and, as a result, could increase the value at which the underlying index must close on the valuation date before an investor receives a payment at maturity that exceeds the stated principal amount of the notes. Additionally, such hedging or trading activities during the term of the notes, including on the valuation date, could adversely affect the closing value of the underlying index on the valuation date and, accordingly, the amount of cash an investor will receive at maturity.

The U.S. Federal Tax Consequences of an Investment in the Notes Are Unclear

There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”).  Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid forward contracts.  If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes might be affected materially and adversely.  As described below under “Description of the Notes—United States Federal Tax Considerations,” in 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and non-U.S. persons considering an investment in the notes should review carefully the section of this pricing supplement entitled “Description of the Notes—United States Federal Tax Considerations” and consult their tax advisers regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes.  The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for May 12, 2011 on the SEC Web site):

▪	Prospectus and Prospectus Supplement filed on May 12, 2011:
http://sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

General

The Buffer Notes Based on the Value of the S&P 500® Index due July     , 2013 (the “Notes”) are investments linked to the performance of the S&P 500® Index (the “Underlying Index”) that offer a potential return at maturity based on an enhanced upside participation in any increase in the Closing Value of the Underlying Index from the Pricing Date to the Valuation Date, subject to the Maximum Payment at Maturity, while also providing protection against a decline of 10% or less in the Closing Value of the Underlying Index from the Pricing Date to the Valuation Date and a limited buffer against a decline of more than 10% in the Closing Value of the Underlying Index from the Pricing Date to the Valuation Date (in each case, as measured solely on those two dates).  See “—Payment at Maturity.”  The Notes do not pay periodic interest or dividends.  At maturity, you could receive an amount that possibly as much as 90% less than the $1,000 stated principal amount per Note.

We will not make any periodic payments of interest on the Notes.  Additionally, you will not be entitled to receive any dividends paid with respect to the stocks that constitute the Underlying Index, which as of January 3, 2012 yield an average of 2.09% per year.  If the average dividend yield remained constant for the term of the Notes, this would be equivalent to 3.14% (calculated on a simple interest basis) over the approximately 18-month term of the Notes.  However, it is impossible to predict whether the dividend yield over the term of the Notes will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period.  You should carefully consider whether an investment that does not provide for dividends or periodic interest payments is appropriate for you.

All payments on the Notes are subject to the credit risk of Citigroup Inc.  The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus supplement and prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate stated principal amount of Notes issued will be $            (               Notes).  The Notes will mature on July     , 2013 (expected to be July 30, 2013) (the “Maturity Date”).  The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding.  The guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.  The Notes will be issued only in fully registered form and in denominations of $1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Payment at Maturity

The Notes will mature on July     , 2013 (expected to be July 30, 2013).  At maturity you will receive for each Note you hold an amount in cash (the “Payment at Maturity”) described below that may be greater than, equal to or less than the $1,000 stated principal amount.  Your Payment at Maturity will not exceed the “Maximum Payment at Maturity” of $1,220 to $1,270 per Note (122% to 127% of the stated principal amount; to be determined on the Pricing Date) and may be as low as $100 per Note.

The Payment at Maturity per Note will be determined as follows:

•	If the Ending Index Value is greater than the Starting Index Value:

$1,000 + ($1,000 × Index Return Percentage × Upside Participation Rate)

However, in no event will the Payment at Maturity exceed the Maximum Payment at Maturity of $1,220 to $1,270 per Note (122% to 127% of the stated principal amount; to be determined on the Pricing Date).

•
If the Ending Index Value is less than or equal to the Starting Index Value but has decreased from the Starting Index Value by an amount less than or equal to the buffer amount of 10% (the “Buffer Amount”):

$1,000

•	If the Ending Index Value is less than the Starting Index Value and has decreased from the Starting Index Value by an amount greater than the Buffer Amount of 10%:

Thus, if the Closing Value of the Underlying Index decreases by more than 10% from the Pricing Date to the Valuation Date, your Payment at Maturity will be less than the $1,000 stated principal amount per Note and could be as low as $100 per Note.

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

The “Calculation Agent” means Citigroup Global Markets Inc. (“Citigroup Global Markets”), an affiliate of Citigroup Funding, or any successor appointed by Citigroup Funding.

The “Closing Value” means the closing value of the Underlying Index as published by the Underlying Index Publisher (as defined below), subject to the terms described under “—Discontinuance of the Underlying Index” and “—Alteration of Method of Calculation” below.  If the Closing Value of the Underlying Index is not available or a Market Disruption Event occurs on the originally scheduled Valuation Date, the Closing Value of the Underlying Index for the Valuation Date, unless postponed by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the value of the Underlying Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the Calculation Agent.  If a Market Disruption Event occurs on the originally scheduled Valuation Date, the Calculation Agent may postpone the Valuation Date for up to two consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Business Day immediately prior to the Maturity Date.

The “Ending Index Value” will be equal to the Closing Value of the Underlying Index on the Valuation Date.

An “Index Business Day” means a day, as determined by the Calculation Agent, on which the Underlying Index or any Successor Index (as defined below) is calculated and published and on which securities comprising more than 80% of the value of the Underlying Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the Closing Value of the Underlying Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

The “Index Return Percentage” will equal the following fraction:

Ending Index Value – Starting Index Value
Starting Index Value

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (i) stocks which then comprise 20% or more of the value of the Underlying Index or any Successor Index, (ii) any options or futures contracts, or any options on such futures contracts, relating to the Underlying Index or any Successor Index or (iii) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the Underlying Index or any Successor Index on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material.  For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Underlying Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Underlying Index will be based on a comparison of the portion of the value of the Underlying Index attributable to that security relative to the overall value of the Underlying Index, in each case immediately before that suspension or limitation.

The “Pricing Date” means the date on which the Notes are priced for initial sale to the public (expected to be January 25, 2012).

The “Original Issue Date” means January    , 2012 (three Business Days after the Pricing Date).

The “Starting Index Value” is equal to        , the Closing Value of the Underlying Index on the Pricing Date.

The “Valuation Date” means July     , 2013 (expected to be July 25, 2013).  If the originally scheduled Valuation Date is not an Index Business Day, the Valuation Date may be postponed by the Calculation Agent, but not past the Business Day immediately prior to the Maturity Date.  In addition, if a Market Disruption Event occurs on the originally scheduled Valuation Date, the Calculation Agent may postpone the Valuation Date as described above in the definition of “Closing Value.”

The “Underlying Index Publisher” is Standard & Poor’s Financial Services LLC.

The “Upside Participation Rate” will equal 125%.

What You Could Receive at Maturity—Hypothetical Payment at Maturity Graph

The payoff diagram below illustrates the Payment at Maturity on the Notes for a range of hypothetical percentage changes in the Closing Value of the Underlying Index from the Pricing Date to the Valuation Date (as measured solely on those two dates).

Investors will not be entitled to receive any dividends paid with respect to the stocks that constitute the Underlying Index.  As of January 3, 2012, the average dividend yield of those stocks was 2.09% per year, which, if the average dividend yield remained constant for the term of the Notes, would be equivalent to 3.14% (calculated on a simple interest basis) over the approximately 18-month term of the Notes.  However, it is impossible to predict whether the dividend yield over the term of the Notes will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period.  You should carefully consider whether an investment that does not provide for dividends or periodic interest is appropriate for you.  The payment scenarios below do not show any effect of lost dividend yield over the term of the Notes.

The graph below is based on the following terms:

• Stated Principal Amount:	$1,000 per Note
• Upside Participation Rate:	125%
• Buffer Amount:	10%
• Hypothetical Maximum Payment at Maturity:	$1,245 per Note (124.50% of the stated principal amount)
• Minimum Payment at Maturity:	$100 per Note

Hypothetical Payment at Maturity Graph

¾
If the Ending Index Value is greater than the Starting Index Value, investors will receive the $1,000 stated principal amount plus 125% of the appreciation of the Underlying Index from the Pricing Date to the Valuation Date (as measured solely on those two dates), subject to the Maximum Payment at Maturity. In the hypothetical payment at maturity graph, an investor will realize the hypothetical Maximum Payment at Maturity at an Ending Index Value of 119.60% of the Starting Index Value.

¾
If the Ending Index Value is less than or equal to the Starting Index Value but has decreased from the Starting Index Value by an amount less than or equal to the Buffer Amount of 10%, investors will receive the stated principal amount of $1,000 per Note.

¾
If the Ending Index Value is less than the Starting Index Value and has decreased from the Starting Index Value by an amount greater than the Buffer Amount of 10%, investors will receive an amount that is less than the stated principal amount by an amount that is proportionate to the percentage decrease of the Closing Value of the Underlying Index from the Starting Index Value in excess of the Buffer Amount of 10%. The minimum Payment at Maturity is $100 per Note.

¾	For example, if the Underlying Index depreciates 40%, investors would lose 30% of their principal and receive only $700 per Note at maturity, or 70% of the stated principal amount.

Discontinuance of the Underlying Index

If the Underlying Index Publisher discontinues publication of the Underlying Index and it or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Underlying Index, then the value of the Underlying Index will be determined by reference to the value of that successor or substitute index, which we refer to as a “Successor Index.”

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the Successor Index to the registered holders of the Notes.

If the Underlying Index Publisher discontinues publication of the Underlying Index and a Successor Index is not selected by the Calculation Agent or is no longer published on any date of determination of the value of the Underlying Index, the value to be substituted for that index for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the relevant index prior to any such discontinuance.

If a Successor Index is selected or the Calculation Agent calculates a value as a substitute for the relevant index as described above, the Successor Index or value will be substituted for the relevant index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Underlying Index may adversely affect the market value of the Notes.  All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Underlying Index or a Successor Index is changed in any material respect, or if the Underlying Index or a Successor Index is in any other way modified so that the value of the Underlying Index or the Successor Index does not, in the opinion of the Calculation Agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Underlying Index or the Successor Index as if the changes or modifications had not been made.  For example, if the method of calculating the Underlying Index or the Successor Index is modified so that the value of the Underlying Index or the Successor Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of that index as if it had not been modified.

No Redemption; Defeasance

The Notes are not subject to redemption at the option of Citigroup Funding or any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to the Notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the Payment at Maturity, calculated as though the Valuation Date were the date of such acceleration.  See “—Payment at Maturity” above.  If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of the Notes will be capped at the Payment at Maturity, calculated as though the Valuation Date were the date of the commencement of the proceeding.

In case of default in Payment at Maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the Maturity Date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of             % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC.  The Bank of New York Mellon, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Global Markets.  All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes.  Because the Calculation Agent is an affiliate of Citigroup Funding and a subsidiary of Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to holders of the Notes.  Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

CUSIP

The CUSIP for the Notes is 1730T0VN6.  The ISIN for the Notes is US1730T0VN61.

DESCRIPTION OF THE S&P 500® INDEX
General

Unless otherwise stated, we have derived all information regarding the Underlying Index provided in this pricing supplement, including, without limitation, its composition, method of calculation and changes in components, from publicly available sources. Such information reflects the policies of, and is subject to change by, the Underlying Index Publisher.  The Underlying Index Publisher is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Underlying Index at any time.  None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the Underlying Index.

The Underlying Index is published by Underlying Index Publisher and is intended to provide a performance benchmark for the U.S. equity markets.  The calculation of the value of the Underlying Index is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the Underlying Index reflects the performance of the U.S. equity markets.

As of January 3, 2012, the aggregate market value of the 500 companies included in the Underlying Index represented approximately 75% of the U.S. equities market.  The Underlying Index Publisher chooses companies for inclusion in the Underlying Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the New York Stock Exchange, which the Underlying Index Publisher uses as an assumed model for the composition of the total market.  Relevant criteria employed by the Underlying Index Publisher include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of January 3, 2012, the 500 companies included in the Underlying Index were divided into 10 Global Industry Classification Sectors.  The Global Industry Classification Sectors included (with the percentage of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (10.61%), Consumer Staples (11.37%), Energy (12.40%), Financials (13.80%), Health Care (11.83%), Industrials (10.75%), Information Technology (19.03%), Materials (3.55%), Telecommunication Services (2.92%) and Utilities (3.74%). The Underlying Index Publisher may from time to time, in its sole discretion, add companies to, or delete companies from, the Underlying Index to achieve the objectives stated above.

THE UNDERLYING INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P 500® Index

On March 21, 2005, the Underlying Index Publisher began to calculate the Underlying Index based on a half float-adjusted formula, and on September 16, 2005, the Underlying Index Publisher completed the full float adjustment of the Underlying Index. The Underlying Index Publisher’s criteria for selecting stocks for the Underlying Index were not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the Underlying Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the Underlying Index reflect only those shares that are available to investors and not all of a company’s outstanding shares.  The Underlying Index Publisher defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by governmental entities, including all levels of government in the United States or foreign countries; and

•
holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float.  In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the Underlying Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, the Underlying Index Publisher will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The Underlying Index is calculated using a base-weighted aggregate methodology: the level of the Underlying Index reflects the total market value of all Underlying Index component stocks relative to the Underlying Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the Underlying Index component stocks during the base period has been set equal to an indexed value of 10.  This is often indicated by the notation 1941-43=10.  In practice, the daily calculation of the Underlying Index is computed by dividing the total market value of the Underlying Index component stocks by a number called the index divisor.  By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Underlying Index, it is the only link to the original base period level of the Underlying Index.  The index divisor keeps the Underlying Index comparable over time and is the manipulation point for all adjustments to the Underlying Index (“index maintenance’).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the Underlying Index from changing due to corporate actions, all corporate actions which affect the total market value of the Underlying Index require an index divisor adjustment.  By adjusting the index divisor for the change in total market value, the level of the Underlying Index remains constant. This helps maintain the level of the Underlying Index as an accurate barometer of stock market performance and ensures that the movement of the Underlying Index does not reflect the corporate actions of individual companies in the Underlying Index.  All index divisor adjustments are made after the close of trading.  Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the Underlying Index and do not require index divisor adjustments.

Historical Data on the S&P 500® Index

The following table sets forth, for each of the quarterly periods indicated, the high, low and end-of-period Closing Values of the Underlying Index from January 3, 2007 through January 3, 2012.  We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.  These historical data on the Underlying Index are not indicative of the future performance of the Underlying Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the Underlying Index during any period set forth below is not an indication that the Underlying Index is more or less likely to increase or decrease at any time during the term of the Notes, and no assurance can be given as to the Closing Value of the Underlying Index on the Valuation Date.

	High	Low	Period End
2007
Quarter
First	1,459.68	1,374.12	1,420.86

Second	1,539.18	1,424.55	1,503.35
Third	1,553.08	1,406.70	1,526.75
Fourth	1,565.15	1,407.22	1,468.36
2008
Quarter
First	1,447.16	1,273.37	1,322.70
Second	1,426.63	1,278.38	1,280.00
Third	1,305.32	1,106.39	1,166.36
Fourth	1,161.06	752.44	903.25
2009
Quarter
First	934.70	676.53	797.87
Second	946.21	811.08	919.32
Third	1,071.66	879.13	1,057.08
Fourth	1,127.78	1,025.21	1,115.10
2010
Quarter
First	1,174.17	1,056.74	1,169.43
Second	1,217.28	1,030.71	1,030.71
Third	1,148.67	1,022.58	1,141.20
Fourth	1,259.78	1,137.03	1,257.64
2011
Quarter
First	1,343.01	1,256.88	1,325.83
Second	1,363.61	1,265.42	1,320.64
Third	1,353.22	1,119.46	1,131.42
Fourth	1,285.09	1,099.23	1,257.60
2012
Quarter
First (through January 3, 2012)	1,277.06	1,277.06	1,277.06

On January 3, 2012, the Closing Value of the Underlying Index was 1,277.06.

The following graph illustrates the historical performance of the Underlying Index based on the Closing Value thereof on each Index Business Day from January 3, 2007 through January 3, 2012. Past movements of the Underlying Index are not indicative of future values of the Underlying Index.

License Agreement

The Underlying Index Publisher and Citigroup Global Markets, an affiliate of Citigroup Funding, have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by the Underlying Index Publisher in connection with certain financial products, including the Notes.

The license agreement between the Underlying Index Publisher and Citigroup Global Markets provides that the following language must be stated in this pricing supplement.

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the Notes. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP FUNDING.”

UNITED STATES FEDERAL TAX CONSIDERATIONS

Prospective investors should note that the discussion under the section called “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement does not apply to the Notes issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the principal U.S. federal tax consequences of the ownership and disposition of the Notes.  It applies only to an initial investor who holds the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).  It does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;
•	dealers or traders subject to a mark-to-market method of tax accounting with respect to the Notes;
•	investors holding the Notes as part of a “straddle,” conversion transaction or constructive sale transaction;
•	U.S. Holders (defined below) whose functional currency is not the U.S. dollar;
•	entities classified as partnerships for U.S. federal income tax purposes;
•	regulated investment companies;
•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”; and
•	persons subject to the alternative minimum tax.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  Partnerships holding Notes and partners in such partnerships should consult their tax advisers as to the particular U.S. federal tax consequences of holding and disposing of Notes.

We will not attempt to ascertain whether any of the issuers of the shares that constitute the Underlying Index (the shares hereafter referred to as “Underlying Shares”) should be treated as “U.S. real property holding corporations” (“USRPHCs”) within the meaning of Section 897 of the Code.  If any of the issuers of Underlying Shares were so treated, certain adverse U.S. federal income tax consequences might apply to a Non-U.S. Holder (as defined below) upon the sale, exchange or settlement of the Notes.  Non-U.S. persons considering an investment in the Notes should refer to information filed with the Securities and Exchange Commission or another governmental authority by the issuers of Underlying Shares and consult their tax advisers regarding the possible consequences to them if any issuer of Underlying Shares is or becomes a USRPHC.

As the law applicable to the U.S. federal taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein, possibly with retroactive effect.

Tax Treatment of the Notes

Each holder, by purchasing the Notes, agrees to treat them as prepaid forward contracts for U.S. federal income tax purposes.

Due to the absence of statutory, judicial or administrative authorities that directly address the U.S. federal tax treatment of the Notes or similar instruments, significant aspects of the treatment of an investment in the Notes are uncertain.  We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the treatment described below.  Accordingly, potential investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the Notes and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Unless otherwise stated, the following discussion is based on the treatment of the Notes as prepaid forward contracts.

Tax Consequences to U.S. Holders

This section applies only to U.S. Holders.  As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;
•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment Prior to Maturity. A U.S. Holder should not be required to recognize taxable income over the term of the Notes prior to maturity, other than pursuant to a sale or exchange as described below.

Sale, Exchange or Settlement of the Notes.  Upon a sale or exchange of the Notes, or upon settlement of the Notes at maturity, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the Notes that are sold, exchanged or settled.  A U.S. Holder’s tax basis in the Notes should equal the amount paid by the U.S. Holder to acquire the Notes.  Any gain or loss should be capital gain or loss and should be long-term capital gain or loss if at the time of the sale, exchange or settlement the U.S. Holder has held the Notes for more than one year.  The deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Alternative U.S. federal income tax treatments of the Notes are possible that, if applied, could materially and adversely affect the timing and/or character of income, gain or loss with respect to the Notes.  It is possible, for example, that the Notes could be treated as debt instruments issued by us.  Under this treatment, the Notes would be governed by Treasury regulations relating to the taxation of contingent payment debt instruments.  In that event, regardless of the U.S. Holder’s tax accounting method, in each year that the U.S. Holder held the Notes, the U.S. Holder would be required to accrue income based on our comparable yield for similar non-contingent debt, determined as of the time of issuance of the Notes, even though we will not be required to make any payment with respect to the Notes prior to maturity.  In addition, any gain on the sale, exchange or settlement of the Notes would be treated as ordinary income.

Other possible U.S. federal income tax treatments of the Notes could also affect the timing and character of income or loss with respect to the Notes.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.  U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Tax Consequences to Non-U.S. Holders

This section applies only to Non-U.S. Holders.  As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;
•	a foreign corporation; or
•	a foreign trust or estate.

The term “Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes or certain former citizens or residents of the United States.  Such holders should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the Notes.

Sale, Exchange or Settlement of the Notes.  A Non-U.S. Holder of the Notes generally will not be subject to U.S. federal withholding or income tax in respect of amounts paid to the Non-U.S. Holder.

If the Non-U.S. Holder is engaged in a U.S. trade or business, and if income or gain from the Notes is effectively connected with the conduct of that trade or business, the Non-U.S. Holder generally will be subject to regular U.S. federal income tax with respect to that income or gain in the same manner as if the Non-U.S. Holder were a U.S. Holder, unless an applicable income tax treaty provides otherwise.  Non-U.S. Holders to which this paragraph may apply should consult their tax advisers regarding other U.S. tax consequences of the ownership and disposition of the Notes, including, if the Non-U.S. Holder is a corporation, the possible imposition of a 30% branch profits tax.

Tax Consequences Under Possible Alternative Treatments.  If all or any portion of a Note were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the Note generally would not be subject to U.S. federal withholding or income tax, provided that: (i) income or gain in respect of the Note is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States, and (ii) the Non-U.S. Holder (or a financial institution holding the Notes on behalf of the Non-U.S. Holder) furnishes to the applicable withholding agent an IRS Form W-8BEN on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

Other U.S. federal income tax treatments of the Notes are also possible.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While the notice requests comments on appropriate transition rules and effective dates, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might materially and adversely affect the withholding tax consequences of an investment in the Notes, possibly with retroactive effect.  Accordingly, Non-U.S. Holders should consult their tax advisers regarding the issues presented by the notice.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property subject to U.S. federal estate tax.  Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the Notes.

Information Reporting and Backup Withholding

The proceeds received from a sale, exchange or settlement of the Notes may be subject to information reporting and, if the holder fails to provide certain identifying information (such as an accurate taxpayer identification number in the case of a U.S. Holder) or meet certain other conditions, may also be subject to backup withholding at the rate specified in the Code.  A Non-U.S. Holder (or financial institution holding the Notes on behalf of the Non-U.S. Holder) that provides the applicable withholding agent with the appropriate IRS form will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against the holder’s U.S. federal income tax liability, provided the relevant information is timely furnished to the IRS.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated August 26, 2011 among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $       stated principal amount of Notes (        Notes) for $985.00 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer the Notes to selected dealers not affiliated with Citigroup Global Markets at the public offering price less a selling concession of $15.00 per Note for brokerage accounts and $2.50 per Note for fee-based advisory accounts. These dealers may reallow a selling concession of not more than $15.00 per Note on sales to certain other dealers for brokerage accounts. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates.  You should refer to the section “Risk Factors Relating to the Notes—The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Issue Price Is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding.  Accordingly, the offering will conform to the requirements set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly, without the prior written consent of the client.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)
it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)
if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement.  Please also refer to the section “ERISA Matters” in the accompanying prospectus.

We are responsible for the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Buffer Notes Based on the Value of the
S&P 500® Index due July     , 2013
($1,000 Stated Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.

Pricing Supplement
January     , 2012
(Including Prospectus Supplement
Dated May 12, 2011 and Prospectus
Dated May 12, 2011)

____________________ TABLE OF CONTENTS
Page
Pricing Supplement
Summary Information – Q&A	PS-2
Risk Factors Relating to the Notes	PS-6
Description of the Notes	PS-9
Description of the S&P 500® Index	PS-14
United States Federal Tax Considerations	PS-18
Plan of Distribution; Conflicts of Interest	PS-21
ERISA Matters	PS-22
Prospectus Supplement
Risk Factors	S-3
Important Currency Information	S-7
Description of the Notes	S-8
Certain United States Federal Income Tax Considerations	S-34
Plan of Distribution; Conflicts of Interest	S-41
Validity of the Notes	S-42
ERISA Matters	S-42
Prospectus
Prospectus Summary	1
Forward-Looking Statements	8
Citigroup Inc.	8
Citigroup Funding Inc.	8
Use of Proceeds and Hedging	9
European Monetary Union	10
Description of Debt Securities	10
Description of Index Warrants	21
Description of Debt Security and Index Warrant Units	24
Plan of Distribution; Conflicts of Interest	25
ERISA Matters	28
Legal Matters	28
Experts	28